Pelagos Insurance Capital Reports Strong First Quarter 2026
Gross premiums written of $1.8 billion, growth of 6.8% from the first quarter of 2025
Combined Ratio of 86.6%, an improvement of 29 points compared with the first quarter of 2025
Annualized Operating ROAE of 15.2%, an improvement of 23 points compared with the first quarter of 2025
First Quarter 2026 Highlights:
•Gross premiums written of $1.8 billion; growth of 6.8% from the first quarter of 2025
•Combined ratio improved to 86.6%, an improvement of 29 points compared to 115.6% in the first quarter of 2025
•Annualized operating return on average common equity (“Annualized Operating ROAE”) of 15.2%, an improvement of 23 points compared to the first quarter of 2025
•Total capital returned to common shareholders in the quarter of $232.7 million, including common share repurchases of $219.4 million, at an average price of $19.00 per share, and dividends of $13.3 million
•Net income of $108.0 million, or $1.15 per diluted common share, and operating net income of $88.4 million, or $0.94 per diluted common share
•Book value per diluted common share was $26.22 at March 31, 2026, an increase of 7.2% including dividends from December 31, 2025, of $24.61
Pembroke, Bermuda, May 13, 2026 - Pelagos Insurance Capital Limited, formerly known as Fidelis Insurance Holdings Limited (“Pelagos” or “PLGO” or the “Company”) (NYSE: PLGO) announced today its financial results for the first quarter ended March 31, 2026.

Dan Burrows, Group Chief Executive Officer of Pelagos Insurance Capital, commented: “As our first quarter results demonstrate, our unique capital allocator model and expanding network of underwriting partners are driving profitable growth. We reported an increase in gross premiums written of 6.8%, a combined ratio of 86.6%, and an annualized operating ROAE of 15.2%.
"We remain focused on balancing profitable underwriting with meaningful capital returns. During the quarter, we returned $219 million through continued share repurchases. We also grew book value per diluted share including dividends by more than 7%, representing our strongest ever quarter of book value growth. At a time when market access and risk selection matter more than ever, we are well positioned to continue delivering significant value to shareholders."

First Quarter 2026 Consolidated Results
•Net income for the three months ended March 31, 2026, was $108.0 million, or $1.15 per diluted common share. Operating net income was $88.4 million, or $0.94 per diluted common share.
•Underwriting income for the three months ended March 31, 2026, was $76.2 million and the combined ratio was 86.6%, compared to an underwriting loss of $94.5 million and a combined ratio of 115.6% for the three months ended March 31, 2025.
•Catastrophe and large losses for the three months ended March 31, 2026, were $72.3 million compared to $333.3 million in the prior year period.
•Net favorable prior year loss reserve development of $3.1 million compared to net favorable development of $40.8 million in the prior year period.
•Net investment income of $43.7 million compared to $49.5 million in the prior year period.
Pelagos Insurance Capital Limited
Wellesley House South | 90 Pitts Bay Road | HM08 | Pembroke | Bermuda

•Net realized and unrealized investment losses for the three months ended March 31, 2026 were $1.6 million, which included $0.5 million of net realized and unrealized gains on other investments.
•Annualized Operating ROAE of 15.2% for the three months ended March 31, 2026, compared to (7.6)% in the prior year period.
•Book value per diluted common share was $26.22 at March 31, 2026 (dilutive shares at March 31, 2026 of 449,251), compared to $24.61 at December 31, 2025.
The following table details key financial indicators in evaluating our performance for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
	2026	2025
	($ in millions, except per share data)
Net income/(loss)	$108.0	$(42.5)
Operating net income/(loss)(1)	88.4	(45.3)
Gross premiums written	1,840.4	1,722.9
Net premiums earned	568.5	603.0
Catastrophe and large losses	72.3	333.3
Net favorable prior year reserve development	3.1	40.8
Net investment income	43.7	49.5
Net realized and unrealized investment gains/(losses)	$(1.6)	$5.9

Combined ratio	86.6%	115.6%
Annualized Operating ROAE(1)	15.2%	(7.6%)
Earnings/(loss) per diluted common share	$1.15	$(0.38)
Operating EPS(1)	$0.94	$(0.41)
________________
(1) See definition and reconciliation in “Non-GAAP Financial Measures Reconciliation”

Segment Results
Insurance Segment
The following table is a summary of our Insurance segment’s underwriting results:

	Three Months Ended March 31,
	2026	2025	Change
	($ in millions)
Gross premiums written	$1,436.1	$1,267.0	$169.1
Reinsurance premium ceded	(432.1)	(458.1)	26.0
Net premiums written	1,004.0	808.9	195.1
Net premiums earned	514.9	511.9	3.0
Losses and loss adjustment expenses	(227.8)	(281.4)	53.6
Policy acquisition expenses	(139.2)	(148.2)	9.0
Underwriting income	$147.9	$82.3	$65.6

Loss ratio	44.2%	55.0%	(10.8) pts
Policy acquisition expense ratio	27.0%	29.0%	(2.0) pts
Underwriting ratio	71.2%	84.0%	(12.8) pts
For the three months ended March 31, 2026, our GPW increased primarily driven by growth from newly onboarded partnerships in several lines of business. These increases were partially offset by a non-renewal in our Cyber line of business that did not meet our underwriting criteria and rating hurdles.
For the three months ended March 31, 2026, our net premiums earned ("NPE") remained consistent with the prior year period.
Our policy acquisition expense ratio for the three months ended March 31, 2026 decreased due to changes in the mix of business written and ceded.

The following table is a summary of our Insurance segment’s losses and loss adjustment expenses:

	Three Months Ended March 31,
	2026	2025	Change
	($ in millions)
Attritional losses	$140.8	$122.6	$18.2
Catastrophe and large losses	71.8	166.3	(94.5)
(Favorable)/adverse prior year development	15.2	(7.5)	22.7
Losses and loss adjustment expenses	$227.8	$281.4	$(53.6)

Loss ratio - attritional losses	27.3%	23.9%	3.4 pts
Loss ratio - catastrophe and large losses	13.9%	32.6%	(18.7) pts
Loss ratio - prior accident years	3.0%	(1.5)%	4.5 pts
Loss ratio	44.2%	55.0%	(10.8) pts
For the three months ended March 31, 2026, our loss ratio in the Insurance segment improved by 10.8 points compared to the prior year period.
The attritional loss ratio for the three months ended March 31, 2026 increased by 3.4 points compared to the prior year period due to a higher level of small losses in the current year period.
The catastrophe and large losses for the three months ended March 31, 2026, were primarily attributable to loss events in various lines of business including Other Insurance, Marine, Property and Political Risk, Violence & Terror. This compared to the prior period catastrophe and large losses that were primarily attributable to the California wildfires in our Property line of business, together with other smaller losses in various lines of business including Other Insurance, Property and Aviation & Aerospace.
For the three months ended March 31, 2026, adverse prior year development was primarily driven by increased loss estimates related to the Baltimore Bridge collapse within our Marine line of business as well as increases in prior year property D&F losses. These increases were partially offset by better than expected loss emergence in multiple lines of business.
Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	Three Months Ended March 31,
	2026	2025	Change
	($ in millions)
Gross premiums written	$404.3	$455.9	$(51.6)
Reinsurance premium ceded	(228.0)	(238.4)	10.4
Net premiums written	176.3	217.5	(41.2)
Net premiums earned	53.6	91.1	(37.5)
Losses and loss adjustment expenses	4.0	(147.8)	151.8
Policy acquisition expenses	(13.3)	(19.7)	6.4
Underwriting income/(loss)	$44.3	$(76.4)	$120.7

Loss ratio	(7.5)%	162.2%	(169.7) pts
Policy acquisition expense ratio	24.8%	21.6%	3.2 pts
Underwriting ratio	17.3%	183.8%	(166.5) pts
For the three months ended March 31, 2026, GPW decreased primarily due to reinstatement premiums in the prior year period related to the California wildfires, while NPE decreased due to the acceleration of earnings on contracts with exposure to the California wildfires in the prior year period.
Our policy acquisition expense ratio for the three months ended March 31, 2026 increased primarily due to changes in ceded premium and commissions earned from outwards reinsurance partners.

The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	Three Months Ended March 31,
	2026	2025	Change
	($ in millions)
Attritional losses	$13.8	$14.1	$(0.3)
Catastrophe and large losses	0.5	167.0	(166.5)
Favorable prior year development	(18.3)	(33.3)	15.0
Losses and loss adjustment expenses	$(4.0)	$147.8	$(151.8)

Loss ratio - attritional losses	25.7%	15.5%	10.2 pts
Loss ratio - catastrophe and large losses	0.9%	183.3%	(182.4) pts
Loss ratio - prior accident years	(34.1)%	(36.6)%	2.5 pts
Loss ratio	(7.5)%	162.2%	(169.7) pts
The attritional loss ratio for the three months ended March 31, 2026, increased by 10.2 points compared to the prior year period. Although losses were similar in each period, the prior year period had higher NPE due to the reinstatement premiums discussed above, reducing the prior period loss ratio.
There were no material catastrophe and large losses for the three months ended March 31, 2026. The catastrophe and large losses for the three months ended March 31, 2025 were attributable to the California wildfires.
For the three months ended March 31, 2026, favorable prior year development was driven by positive development on catastrophe losses and benign prior year attritional experience.

Other Underwriting Expenses
We do not allocate The Fidelis Partnership commissions or general and administrative expenses by segment.
The Fidelis Partnership Commissions
The Fidelis Partnership manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Company. The following table summarizes The Fidelis Partnership commissions earned:

	Three Months Ended March 31,
	2026	2025	Change
	($ in millions)
Ceding commission expense	$76.6	$78.4	$(1.8)
Profit commission expense	10.2	—	10.2
Total commissions	$86.8	$78.4	$8.4

Ceding commission expense ratio	13.5%	13.0%	0.5 pts
Profit commission expense ratio	1.8%	—%	1.8 pts
The Fidelis Partnership commissions ratio	15.3%	13.0%	2.3 pts
For the three months ended March 31, 2026, the increase in The Fidelis Partnership commissions ratio was driven by improved performance in the current year period compared to the prior year period.
General and Administrative Expenses
For the three months ended March 31, 2026, general and administrative expenses were $29.2 million (2025: $22.0 million). The increase was primarily due to higher compensation expense, driven by increased headcount and improved performance compared to the prior year period, which resulted in higher variable compensation accruals in the current year. The increase was also due to higher IT expenses, as we made strategic investments in enhancing our infrastructure and technology.

Investments

	Three Months Ended March 31,
	2026	2025	Change
	($ in millions)
Net investment income	$43.7	$49.5	$(5.8)
Net realized and unrealized gains on other investments	0.5	1.1	(0.6)
Net realized and unrealized investment gains/(losses) excluding other investments	(2.1)	4.8	(6.9)
Net investment return	$42.1	$55.4	$(13.3)
Net Investment Income
Net investment income is the interest income earned on our cash balances, available-for-sale (AFS) fixed income securities and distributions received from our fixed income funds and private credit funds, net of total investment expenses.
For the three months ended March 31, 2026, we generated net investment income of $43.7 million at an average yield of 4.2% (2025: $49.5 million at an average yield of 4.5%). The decrease in our net investment income for the three months ended March 31, 2026, was driven by lower investable assets compared to the prior year period as well as a lower yield achieved on the fixed income portfolio and cash balances.
Net Realized and Unrealized Gains/(Losses) on Other Investments
Net realized and unrealized gains on other investments is the change in net asset value ("NAV") of our fixed income fund, hedge fund and private credit fund investments. The decrease for the three months ended March 31, 2026, compared to the prior year period, was driven by a negative change in the NAV on our fixed income funds as interest rates moved higher in the quarter.
Net Realized and Unrealized Investment Gains/(Losses) Excluding Other Investments
Net realized and unrealized investment gains/(losses) excluding other investments includes net realized gains/(losses) on sales of fixed maturity securities, available-for-sale, and movements in our provision for current expected credit losses. The decrease in net realized and unrealized investment gains/(losses) excluding other investments for the three months ended March 31, 2026, resulted from movements in our provision for current expected credit losses of $(2.2) million (2025: $4.0 million).

Other Items
Share Repurchases
In the three months ended March 31, 2026, we repurchased 11,544,855 common shares for an aggregate of $219.4 million, excluding expenses, at an average price of $19.00 per common share, pursuant to our share repurchase authorization. Included in common shares repurchased for the three months ended March 31, 2026 were 8,597,170 common shares from CVC Falcon Holdings Limited for an aggregate of $163.3 million through a privately negotiated transaction. Subsequent to March 31, 2026 and through the period ended May 8, 2026, we repurchased 705,752 common shares at an aggregate cost of $14.4 million and an average price of $20.44 per common share.
Dividend Announcement
On May 7, 2026, we announced that our Board of Directors has approved and declared a dividend of $0.15 per share, payable on June 26, 2026, to common shareholders of record on June 15, 2026.
Pelagos Insurance Capital (formerly Fidelis Insurance Group) Rebrand
Following shareholder approval at the Annual General Meeting on April 28, 2026, Fidelis Insurance Group has rebranded as Pelagos Insurance Capital, effective May 11, 2026. The legal name change became effective on the same date and the Company begun trading on the New York Stock Exchange under its new name and ticker symbol, “PLGO,” on May 12, 2026.

AM Best
On April 1, 2026, AM Best affirmed the financial strength rating of A (Excellent) and the long-term issuer credit ratings of "a" (Excellent) for the Company and its operating subsidiaries. The outlook for these ratings is stable, reflecting strong capitalization and underwriting performance.
Conference Call
Pelagos will host a teleconference to discuss its financial results on Thursday, May 14, 2026, at 9:00 a.m. Eastern time. The call can be accessed by dialing 1-800-715-9871 (U.S. and Canada callers), or 1-646-307-1963 (international callers), and entering the passcode 8797451 approximately 10 minutes in advance of the call. A live, listen-only webcast of the call will also be available via the Investors section of the Company’s website at www.pelagosinsurancecapital.com. A recording of the webcast will be available in the Investor Relations section of the Company’s website approximately two hours after the event concludes and will be archived on the site for one year.
About Pelagos Insurance Capital
Pelagos Insurance Capital (NYSE: PLGO), formerly Fidelis Insurance Group (NYSE: FIHL), is an expert capital allocator and risk selector in specialty insurance and reinsurance. We bring together strategic capital and specialist underwriting expertise to deliver value through the cycle.
With a differentiated, diversified portfolio and strong balance sheet, we deploy capital into the most compelling areas of the market through our network of best-in-class underwriting partners. Our deep expertise and multiple points of access to the market enable us to adapt as the market evolves, optimize performance, and produce superior outcomes for clients, brokers, and shareholders.
Pelagos Insurance Capital makes the connections that matter in specialty risk.
For additional information about Pelagos Insurance Capital, our people, products and our insurer financial strength ratings please visit our website at www.pelagosinsurancecapital.com.
Non-GAAP Financial Measures
This press release includes, and the related conference call will include, certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) including Operating net income, Operating EPS and Operating ROAE, attritional loss ratio and catastrophe and large loss ratio, and therefore are non-GAAP financial measures. Reconciliations of such measures to the most comparable U.S. GAAP figures are included in the attached financial information in accordance with Regulation G.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, targets, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “target,” “tracking,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “drive,” “enable,” “allow,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will,” “position” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, targets, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic, legal and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements contained therein may include, among others, statements in relation to: targeted operating results such as return on equity, net income and earnings per share, underwriting profitability and target combined, loss and expense ratios, growth in gross premiums written and book value per share; our expectations regarding current settlement discussions, court cases and current settlement and litigation strategies; our expectations regarding our business, including the industries we operate in, and capital management strategy and the performance of our business; information regarding our estimates for catastrophes, claims and other loss events; our expectations regarding our partnerships and strategic agreements, including The Fidelis Partnership; anticipated market conditions, pricing cycles, and competitive positioning; sustainability and renewable energy initiatives; use of and exposure to emerging technologies; our management team and human capital; our share price performance and valuation; and our regulatory or listing status; our liquidity and capital resources; and expectations of the effect on our results of operations and financial condition of our loss claims, litigation, climate change impacts, contingent liabilities and governmental and regulatory investigations and proceedings.
Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including:
•the inherent uncertainty, volatility and unpredictability of underwriting insurance and reinsurance risks, including low-frequency, high-severity events and natural and non-natural catastrophic events;
•the frequency and severity of claims and loss activity, including the impact of climate change, inflation (including social inflation), emerging claims trends and complex causation or coverage issues;
•limitations in available data and the reliability of pricing, accumulation, catastrophe and other analytical models used to estimate losses and exposures;
•the adequacy of our loss reserves and the actual development of losses and loss adjustment expenses;
•macroeconomic, geopolitical and market conditions, sanctions and other global developments;
•cyclical changes in the insurance and reinsurance industry, including premium rate movements, competitive pressures and consolidation;
•our ability to implement our strategy, identify and execute growth opportunities and compete effectively;
•any downgrades, potential downgrades or other negative actions by rating agencies;
•the availability, affordability and collectability of reinsurance and retrocessional protections;
•litigation, arbitration and regulatory proceedings and the inherent uncertainty of their outcomes;
•our reliance on TFP and other third parties for underwriting, claims handling and other services, and the effectiveness of our risk management and oversight framework;
•operational risks, including system failures, cybersecurity incidents, data protection breaches and risks associated with emerging technologies, including artificial intelligence, and evolving regulatory requirements applicable thereto;
•risks relating to our investment portfolio, including market volatility, interest rate movements, credit risk, liquidity risk and currency fluctuations;
•our ability to access capital and liquidity, including through letters of credit and other financing arrangements, and our status as a holding company dependent on dividends and other distributions from our operating subsidiaries;
•regulatory developments, including changes in capital regimes, increased supervisory scrutiny and compliance with economic and trade sanctions, anti-bribery and similar laws;
•tax developments, including changes in tax laws, interpretations and international tax initiatives;
•our ability to attract and retain key personnel;
•our potential inability to pay dividends or distributions in accordance with our dividend policy;
•our ability to maintain the listing of our common shares on the NYSE or another national securities exchange;
•the Company’s status as a foreign private issuer; and
•the other risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in our Annual Report on Form 20-F filed with the SEC on March 5, 2026, as well as subsequent current reports and other filings with the SEC available electronically at www.sec.gov.
The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in our filings with the SEC. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to therein. The forward-looking statements contained herein are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond our control and which could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements, expectations, beliefs and projections made by us in this press release speak only as of the date referenced on such date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. There can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of TFP, should not be construed as a guarantee of future performance. Except to the extent required by applicable laws and regulations, we undertake no obligation to update or revise any forward-looking statements contained in the above discussion, whether as a result of new information, future developments or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement might not occur.

Pelagos Insurance Capital Investor Contact:
Pelagos Insurance Capital
Miranda Hunter
+1 (441) 279 2561
Pelagos Insurance Capital Media Contact:
Rein4ce
Sarah Hills
+44 (0)7718 882011

PELAGOS INSURANCE CAPITAL LIMITED
Consolidated Balance Sheets
At March 31, 2026 (Unaudited) and December 31, 2025
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	March 31, 2026	December 31, 2025
Assets
Fixed maturity securities, available-for-sale, at fair value (amortized cost: $2,639.9, 2025: $2,590.6 (net of allowance for credit losses of $2.8, 2025: $0.6))	$2,663.3	$2,640.4
Short-term investments, available-for-sale, at fair value (amortized cost: $167.0, 2025: $111.3 (net of allowance for credit losses of $nil, 2025: $nil))	166.9	111.3
Other investments, at fair value	607.5	485.7
Total investments	3,437.7	3,237.4
Cash and cash equivalents	895.4	873.0
Restricted cash and cash equivalents	166.5	374.6
Accrued investment income	23.5	28.3
Premiums and other receivables (net of allowance for credit losses of $14.6, 2025: $15.8)	4,019.3	3,322.2
Amounts due from The Fidelis Partnership (net of allowance for credit losses of $nil, 2025: $nil)	207.1	174.8
Deferred reinsurance premiums	1,761.0	1,441.5
Reinsurance balances recoverable on paid losses (net of allowance for credit losses of $0.3, 2025: $0.3)	419.9	438.7
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowance for credit losses of $0.9, 2025: $0.9)	1,243.8	1,195.6
Deferred policy acquisition costs (includes The Fidelis Partnership deferred commissions of $273.3, 2025: $243.4)	1,372.1	1,085.0
Other assets	164.8	272.7
Total assets	$13,711.1	$12,443.8
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$2,748.0	$2,607.1
Unearned premiums	5,315.0	4,384.8
Reinsurance balances payable	1,910.8	1,659.6
Amounts due to The Fidelis Partnership	551.1	457.7
Long term debt	843.5	843.2
Other liabilities	88.8	91.8
Total liabilities	11,457.2	10,044.2
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 85,496,757, 2025: 96,651,534)	0.9	1.0
Additional paid-in capital	1,466.6	1,685.6
Accumulated other comprehensive income	15.6	37.1
Retained earnings	770.8	675.9
Total shareholders' equity	2,253.9	2,399.6
Total liabilities and shareholders' equity	$13,711.1	$12,443.8

PELAGOS INSURANCE CAPITAL LIMITED
Consolidated Statements of Income and Comprehensive Income (Unaudited)
For the three months ended March 31, 2026 and 2025
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	Three Months Ended
	March 31, 2026	March 31, 2025
Revenues
Gross premiums written	$1,840.4	$1,722.9
Reinsurance premiums ceded	(660.1)	(696.5)
Net premiums written	1,180.3	1,026.4
Change in net unearned premiums	(611.8)	(423.4)
Net premiums earned	568.5	603.0
Net investment income	43.7	49.5
Net realized and unrealized investment gains/(losses)	(1.6)	5.9
Total revenues	610.6	658.4

Expenses
Losses and loss adjustment expenses	223.8	429.2
Policy acquisition expenses (includes The Fidelis Partnership commissions of $86.8 (2025: $78.4))	239.3	246.3
General and administrative expenses	29.2	22.0
Corporate and other expenses	0.4	—
Net foreign exchange losses	0.1	2.5
Financing costs	14.7	8.7
Total expenses	507.5	708.7

Income/(loss) before income taxes	103.1	(50.3)
Income tax benefit	4.9	7.8
Net income/(loss)	$108.0	$(42.5)

Other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale investments	$(26.5)	$25.7
Reclassification of net realized losses/(gains) recognized in net income	—	(0.8)
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	5.0	(7.4)
Total other comprehensive income/(loss)	(21.5)	17.5

Comprehensive income/(loss)	$86.5	$(25.0)

Per share data
Earnings/(loss) per common share
Earnings/(loss) per common share	$1.16	$(0.38)
Earnings/(loss) per diluted common share	$1.15	$(0.38)
Weighted average common shares outstanding	92,961,003	111,543,154
Weighted average diluted common shares outstanding	93,647,444	111,543,154

PELAGOS INSURANCE CAPITAL LIMITED
Consolidated Segment Data (Unaudited)
For the three months ended March 31, 2026 and 2025
(Expressed in millions of U.S. dollars)

	Three months ended March 31, 2026
	Insurance	Reinsurance	Other	Total
Gross premiums written	$1,436.1	$404.3	$—	$1,840.4
Net premiums written	1,004.0	176.3	—	1,180.3
Net premiums earned	514.9	53.6	—	568.5
Losses and loss adjustment expenses	(227.8)	4.0	—	(223.8)
Policy acquisition expenses	(139.2)	(13.3)	(86.8)	(239.3)
General and administrative expenses	—	—	(29.2)	(29.2)
Underwriting income	147.9	44.3		76.2
Net investment income				43.7
Net realized and unrealized investment losses				(1.6)
Corporate and other expenses				(0.4)
Net foreign exchange losses				(0.1)
Financing costs				(14.7)
Income before income taxes				103.1
Income tax benefit				4.9
Net income				$108.0

Losses and loss adjustment expenses incurred - current year	(212.6)	(14.3)		$(226.9)
Losses and loss adjustment expenses incurred - prior accident years	(15.2)	18.3		3.1
Losses and loss adjustment expenses incurred - total	$(227.8)	$4.0		$(223.8)

Underwriting Ratios(1)
Loss ratio - current year	41.2%	26.6%		39.9%
Loss ratio - prior accident years	3.0%	(34.1%)		(0.5%)
Loss ratio - total	44.2%	(7.5%)		39.4%
Policy acquisition expense ratio	27.0%	24.8%		26.8%
Underwriting ratio	71.2%	17.3%		66.2%
The Fidelis Partnership commissions ratio				15.3%
General and administrative expense ratio				5.1%
Combined ratio				86.6%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Three months ended March 31, 2025
	Insurance	Reinsurance	Other	Total
Gross premiums written	$1,267.0	$455.9	$—	$1,722.9
Net premiums written	808.9	217.5	—	1,026.4
Net premiums earned	511.9	91.1	—	603.0
Losses and loss adjustment expenses	(281.4)	(147.8)	—	(429.2)
Policy acquisition expenses	(148.2)	(19.7)	(78.4)	(246.3)
General and administrative expenses	—	—	(22.0)	(22.0)
Underwriting income/(loss)	82.3	(76.4)		(94.5)
Net investment income				49.5
Net realized and unrealized investment gains				5.9
Net foreign exchange losses				(2.5)
Financing costs				(8.7)
Loss before income taxes				(50.3)
Income tax benefit				7.8
Net loss				$(42.5)

Losses and loss adjustment expenses incurred - current year	(288.9)	(181.1)		$(470.0)
Losses and loss adjustment expenses incurred - prior accident years	7.5	33.3		40.8
Losses and loss adjustment expenses incurred - total	$(281.4)	$(147.8)		$(429.2)

Underwriting Ratios(1)
Loss ratio - current year	56.5%	198.8%		78.0%
Loss ratio - prior accident years	(1.5%)	(36.6%)		(6.8%)
Loss ratio - total	55.0%	162.2%		71.2%
Policy acquisition expense ratio	29.0%	21.6%		27.8%
Underwriting ratio	84.0%	183.8%		99.0%
The Fidelis Partnership commissions ratio				13.0%
General and administrative expense ratio				3.6%
Combined ratio				115.6%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

PELAGOS INSURANCE CAPITAL LIMITED
NON-GAAP FINANCIAL MEASURES RECONCILIATION (UNAUDITED)
Attritional loss ratio and catastrophe and large loss ratio: the attritional loss ratio is a non-GAAP measure of the loss ratio excluding the impact of catastrophe and large losses. Management believes that the attritional loss ratio is a performance measure that is useful to investors as it excludes losses that are not as predictable as to timing and amount. The attritional loss ratio is calculated by dividing the losses and loss adjustment expenses, excluding catastrophe and large losses and prior year development, by NPE. The catastrophe and large loss ratio is a non-GAAP measure that is calculated by dividing the current year catastrophe and large loss expense by NPE. The reconciliation of these non-GAAP measures is included in each segment’s summary of losses and loss adjustment expenses table.

Operating net income/(loss): is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income/(loss) excluding net realized and unrealized investment gains/(losses), net foreign exchange losses, corporate and other expenses, and the income tax effect on these items.
Annualized return on average common equity (“Annualized ROAE”): represents annualized net income/(loss) divided by average common shareholders’ equity.
Annualized operating return on average common equity (“Annualized Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as annualized operating net income/(loss) divided by average common shareholders’ equity.
Operating earnings per share (“Operating EPS”): is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of our financial information to more easily analyze our results in a manner similar to how management analyzes its underlying business performance. It is calculated by dividing operating net income/(loss) by the weighted average diluted common shares outstanding.
The table below sets out the calculation of our Operating net income/(loss), Annualized ROAE, Annualized Operating ROAE and Operating EPS, for the three months ended March 31, 2026, and 2025.

	Three months ended
($ in millions except for share and per share amounts)	March 31, 2026	March 31, 2025
	($ in millions)
Net income/(loss)	$108.0	$(42.5)
Adjustment for net realized and unrealized investment (gains)/losses	1.6	(5.9)
Adjustment for net foreign exchange losses	0.1	2.5
Adjustment for corporate and other expenses	0.4	—
Income tax (benefit)/expense (1)	(21.7)	0.6
Operating net income/(loss)	$88.4	$(45.3)

Average common shareholders' equity	$2,326.8	$2,419.9

Weighted average common shares outstanding	92,961,003	111,543,154
Share-based compensation plans	686,441	—
Weighted average diluted common shares outstanding	93,647,444	111,543,154

Annualized ROAE	18.6%	(7.2%)
Annualized Operating ROAE	15.2%	(7.6%)

Earnings/(loss) per diluted common share	$1.15	$(0.38)
Operating EPS	$0.94	$(0.41)
(1) Income tax (benefit)/expense on adjustments to net income/(loss). The income tax benefit for the three months ended March 31, 2026 includes the reversal of a U.K. top-up tax charge of $21.4 million.